UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

LAUREATE EDUCATION, INC.

(Name of the Issuer)

Laureate Education, Inc.	Douglas L. Becker	The persons listed on Schedule I hereto
(Name of Person(s) Filing Statements)

Common Stock, par value $.01 per share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-8043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, MD 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000	Jeffrey R. Patt Katten Muchin Rosenman LLP 525 West Monroe Chicago, IL 60661 (312) 902-5200	David J. Sorkin, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation* $3,336,768,985	Amount of Filing Fee** $102,439

*

Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $60.50 per share of 51,881,859 shares of the Company’s Common Stock, (b) $60.50 per share of 166,000 shares of the Company’s Common Stock underlying performance share units and (c) $60.50 minus the weighted average exercise price of $24.374 per share underlying options to purchase 5,200,507 shares of the Company’s Common Stock, all with an exercise price of less than $60.50.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,439
Form or Registration No.:  Schedule 14A
Filing Party:  Laureate Education, Inc.
Date Filed:  March 16, 2007

Schedule I

R. Christopher Hoehn-Saric

Steven M. Taslitz

Eric D. Becker

Wengen Alberta, Limited Partnership

L Curve Sub Inc.

Bregal Europe Co-Investment L.P.

Citigroup Private Equity LP

KKR 2006 Limited

S.A.C. Capital Management, LLC

Snow, Phipps & Guggenheim, LLC

Sterling Capital Partners II, L.P.

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Laureate Education, Inc., a Maryland corporation (“Laureate” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (2) Douglas L. Becker, an individual and a director and the Chairman of the Board of Directors and Chief Executive Officer of Laureate, (3) R. Christopher Hoehn-Saric, an individual and a director of Laureate, (4) Steven M. Taslitz, an individual, (5) Eric D. Becker, an individual and brother of Douglas L. Becker, who along with Douglas Becker and Messrs. Hoehn-Saric and Taslitz, is a founding member of Sterling Partners, (6) Sterling Capital Partners II, L.P., a Delaware limited partnership, (7) Wengen Alberta, Limited Partnership, an Alberta limited partnership (“Parent”), (8) L Curve Sub Inc., a Maryland corporation and a direct subsidiary of Parent (“Merger Sub”), (9) Bregal Europe Co-Investment L.P., a Scottish limited partnership, (10) Citigroup Private Equity LP, a Delaware limited partnership, (11) KKR 2006 Limited, a Cayman Islands exempted company, (12) S.A.C. Capital Management, LLC, a Delaware limited liability company, and (13) Snow, Phipps & Guggenheim, LLC, a Delaware limited liability company (collectively, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger dated as of January 28, 2007 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, Merger Sub will merge (the “Merger”) with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation.  Upon completion of the Merger, each share of the Company’s common stock issued and outstanding as of the effective time of the Merger (other than shares of the Company’s common stock owned by Parent immediately prior to the effective time of the Merger, including shares acquired by Parent from Douglas L. Becker, Eric D. Becker, Messrs. Hoehn-Saric and Taslitz and certain trusts affiliated with them) will be converted into the right to receive $60.50 in cash.  Except as otherwise agreed by Parent and a holder of options to acquire shares of the Company’s common stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as follows:

•                  all outstanding options to acquire shares of the Company’s common stock will be canceled and, in exchange for such cancellation, each holder will be entitled to receive from the surviving corporation promptly following the effective time of the Merger a cash payment equal to the number of shares of the Company’s common stock underlying the holder’s option or options multiplied by the amount by which $60.50 exceeds the exercise price for each share of the Company’s common stock underlying the option or options, without interest and less any applicable withholding taxes;

•                  each unvested Company restricted share outstanding immediately prior to the effective time of the Merger will vest and become free of restrictions and will be canceled and converted into the right to receive $60.50, without interest and less any applicable withholding taxes, in the Merger; and

•                  the performance share units and, to the extent not previously exercised, options to purchase shares of the Company’s common stock held by Mr. Becker, and, to the extent not previously exercised, options to purchase shares of the Company’s common stock held by Mr. Hoehn-Saric, are expected to be canceled in exchange for the surviving corporation establishing a new deferred compensation plan for each of Messrs. Becker and Hoehn-Saric, under which plans these two individuals will have the right to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company’s common stock prior to the consummation of the merger.

The Merger Agreement provides that, in connection with the consummation of the Merger, specified unvested options to purchase shares of the Company’s common stock and specified unvested Company restricted shares will be canceled without payment therefor and, in lieu of making the payments described above, the surviving corporation will establish a retention bonus award plan, pursuant to which each holder of such canceled option or restricted share will be entitled to receive a cash payment, without interest and less any applicable withholding taxes, equivalent to the amount the holder otherwise would have received for such award promptly following the effective time of the Merger in respect to such canceled options and restricted shares, provided that the holder remains employed by the surviving corporation through the first (or second, for certain employees) anniversary of the effective time of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger and the Merger Agreement.  The approval of the Merger and the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of the Company’s common stock outstanding as of the close of business on the record date relating to the special meeting of stockholders.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.  All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.  Summary Term Sheet

Regulation M-A Item 1001

                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”

Item 2.  Subject Company Information

Regulation M-A Item 1002

                (a)           Name and Address.  The Company’s name and the address and telephone number of its principal executive office are as follows:

Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland  21202
(410) 843-6100

                (b)           Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Record Date”

                (c)           Trading Market and Price.  The information set forth in the Proxy Statement under the caption “Important Information About Laureate — Market Price and Dividend Data” is incorporated herein by reference.

                (d)           Dividends.  The information set forth in the Proxy Statement under the caption “Important Information About Laureate — Market Price and Dividend Data” is incorporated herein by reference.

                (e)           Prior Public Offerings.  None.

                (f)            Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “Important Information About Laureate — Prior Stock Purchases” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person(s)

Regulation M-A Item 1003

                (a)           Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”
Annex E — Information Relating to Laureate Directors and Executive Officers, the Sponsors, the Sterling Founders and certain trusts affiliated with the Sterling Founders

                (b)           Business and Background of Entities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”

“Important Information About Laureate”
Annex E — Information Relating to Laureate Directors and Executive Officers, the Sponsors, the Sterling Founders and certain trusts affiliated with the Sterling Founders

                (c)           Business and Background of Natural Persons.  The information set forth in the Proxy Statement as Annex E — Information Relating to Laureate Directors and Executive Officers, the Sponsors, the Sterling Founders and certain trusts affiliated with the Sterling Founders is incorporated herein by reference.

Item 4.  Terms of the Transaction

Regulation M-A Item 1004

                (a)           Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger and the Merger Agreement”
Annex A — Agreement and Plan of Merger

                (c)           Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger and the Merger Agreement — Treatment of Options, Restricted Shares and Performance Share Units”

                (d)           Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“The Special Meeting — No Dissenters’ Rights”
“The Merger and the Merger Agreement — Merger Consideration”
“No Dissenters’ Rights”

                (e)           Provisions for Unaffiliated Security Holders.  Certain members of senior management have, by reason of their position as such, access to certain corporate files of the Company.  There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

                (f)            Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

                (a)           Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors — Certain Relationships Between Parent and Laureate”

                (b)           Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

                (c)           Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

                (e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“The Voting Agreement”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Annex B —Voting Agreement

                                Citigroup Inc., an affiliate of Citigroup Private Equity LP, and its affiliates are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research), which may in the ordinary course of business include providing financial services to the Company.

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

                (b)           Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”

“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger and the Merger Agreement — The Merger”
“The Merger and the Merger Agreement — Treatment of Options, Restricted Shares and Performance Share Units”
Annex A — Agreement and Plan of Merger

                (c)(1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Certain Effects of the Merger”

“Special Factors — Delisting and Deregistration of the Company’s Common Stock”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger and the Merger Agreement”
Annex A — Agreement and Plan of Merger

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

                (a)           Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Sterling Founders, certain affiliated trusts and SCP II”
“Special Factors — Purposes and Reasons of Parent, Merger Sub, and the Sponsors”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”

                (b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Effects on the Company if the Merger is Not Consummated”

                (c)           Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors — Purposes and Reasons of the Sterling Founders, certain affiliated trusts and SCP II”
“Special Factors — Purposes and Reasons of Parent, Merger Sub, and the Sponsors”
“Special Factors — Opinions of the Special Committee’s Financial Advisors”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”

                (d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Consummated”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger and the Merger Agreement”
Annex A — Agreement and Plan of Merger

Item 8.  Fairness of the Transaction

Regulation M-A 1014

                (a)           Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of the Sterling Founders, certain affiliated trusts and SCP II as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Opinions of the Special Committee’s Financial Advisors”
Annex C — Opinion of Morgan Stanley & Co. Incorporated
Annex D — Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

                (b)           Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Opinions of the Special Committee’s Financial Advisors”
“Special Factors — Purposes and Reasons of the Sterling Founders, certain affiliated trusts and SCP II”
“Special Factors — Purposes and Reasons of Parent, Merger Sub, and the Sponsors”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

Annex C — Opinion of Morgan Stanley & Co. Incorporated
Annex D — Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

                (c)           Approval of Security Holders.  The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting — Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“The Merger and the Merger Agreement”

                (d)           Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Position of the Sterling Founders, certain affiliated trusts and SCP II as to Fairness”
“Special Factors — Position of Parent, Merger Sub and the Sponsors as to Fairness”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Opinions of the Special Committee’s Financial Advisors”
Annex C — Opinion of Morgan Stanley & Co. Incorporated
Annex D — Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

                (e)           Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

(f)            Other Offers.  None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

                (a)           Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”

“Special Factors — Opinions of the Special Committee’s Financial Advisors”
“The Merger and the Merger Agreement — Representations and Warranties”
“Important Information About Laureate — Projected Financial Information”
Annex C — Opinion of Morgan Stanley & Co. Incorporated
Annex D — Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

                (b)           Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Opinions of the Special Committee’s Financial Advisors”
“The Merger and the Merger Agreement — Representations and Warranties”

Annex C — Opinion of Morgan Stanley & Co. Incorporated
Annex D — Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

            (c)                Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

                (a)           Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger and the Merger Agreement”
Annex A — Agreement and Plan of Merger

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Merger and the Merger Agreement”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Consummated”
“Special Factors — Financing of the Merger”
“The Merger and the Merger Agreement”
Annex A — Agreement and Plan of Merger

(c)           Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Merger and the Merger Agreement”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”

“The Merger and the Merger Agreement — Termination Fees”
Annex A — Agreement and Plan of Merger

(d)           Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“The Merger and the Merger Agreement — Marketing Period”
“The Merger and the Merger Agreement — Termination Fees”
Annex A — Agreement and Plan of Merger

Item 11.  Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)           Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”

“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About Laureate — Security Ownership of Certain Beneficial Owners and Management”

                (b)           Securities Transactions.  Annex A hereto and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Laureate — Security Ownership of Certain Beneficial Owners and Management”
“Important Information About Laureate — Prior Stock Purchases”

Item 12.  The Solicitation or Recommendation

Regulation M-A Item 1012

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Sterling Founders, certain affiliated trusts and SCP II”
“Special Factors — Purposes and Reasons of Parent, Merger Sub, and the Sponsors”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Voting Agreement”
Annex B — Voting Agreement

                (e)           Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Purposes and Reasons of the Sterling Founders, certain affiliated trusts and SCP II”
“Special Factors — Purposes and Reasons of Parent, Merger Sub, and the Sponsors”
“Special Factors — Purposes, Reasons and Plans for Laureate after the Merger”

Item 13.  Financial Information

Regulation M-A Item 1010

                (a)           Financial Statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Laureate — Historical Selected Consolidated Financial Data”
“Important Information About Laureate — Ratio of Earnings to Fixed Charges”
“Important Information About Laureate — Book Value Per Share”
“Where You Can Find More Information”

                (b)           Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

                (a)           Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”

                (b)           Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15.  Additional Information

Regulation M-A Item 1011

                (b)           Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)

Letter to Employees of Laureate Education, Inc., dated January 28, 2007, incorporated herein by reference to the Schedule 14A filed by Laureate Education, Inc. with the Securities and Exchange Commission on January 29, 2007

(a)(2)

Letter to Stockholders of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Laureate Education, Inc. with the Securities and Exchange Commission on March 16, 2007 (as amended, the “Proxy Statement”)

(a)(3)	Notice of Special Meeting of Stockholders of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(a)(4)	Proxy Statement of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Debt Commitment Letter, dated as of January 28, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc.*

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated January 28, 2007, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of January 28, 2007, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(4)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(d)(1)

Agreement and Plan of Merger, dated January 28, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc., incorporated herein by reference to the Proxy Statement

(d)(2)	Rollover Letter, dated January 28, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership*

(d)(3)	Interim Investors Agreement, dated January 28, 2007, by and among Douglas L. Becker, Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto*

(d)(4)

Voting Agreement, dated January 28, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11, and, solely for purposes of Section 5.2 thereof, Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(d)(5)	Rollover Letter, dated January 28, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership*

(d)(6)	Rollover Letter, dated January 28, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership*

(d)(7)	Rollover Letter, dated January 28, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership*

(d)(8)	Rollover Letter, dated January 28, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership*

(d)(9)	Commitment letter dated March 13, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership*

(e)	None

(f)	None

(g)	None

*              Previously filed on March 16, 2007

SIGNATURES

                After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 16, 2007

LAUREATE EDUCATION, INC.

By:	/s/ Rosemarie Mecca

Name:	Rosemarie Mecca

Title:	Executive Vice President and Chief Financial Officer

DOUGLAS L. BECKER

/s/ Douglas L. Becker

R. CHRISTOPHER HOEHN-SARIC

/s/ R. Christopher Hoehn-Saric

STEVEN M. TASLITZ

/s/ Steven M. Taslitz

ERIC D. BECKER

/s/ Eric D. Becker

BREGAL EUROPE CO-INVESTMENT L.P.

By:	Bregal General Partner Jersey Limited, its general partner

By:	/s/ Paul A. Bradshaw

Name:	Paul A. Bradshaw

Title:	Director

CITIGROUP PRIVATE EQUITY LP

By:	/s/ Todd E. Benson

Name:	Todd E. Benson

Title:	Vice President

KKR 2006 LIMITED

By:	/s/ Henry R. Kravis

Name:	Henry R. Kravis

Title:	Director

L CURVE SUB, INC.

By:	/s/ Brian F. Carroll

Name:	Brian F. Carroll

Title:	Vice President & Chief Operating Officer

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum

Name:	Peter Nussbaum

Title:	Authorized Signatory

Snow, Phipps & Guggenheim, LLC

By:	/s/ Ian K. Snow

Name:	Ian K. Snow

Title:	Authorized Signatory

STERLING CAPITAL PARTNERS II, L.P.

By:	SC Partners II, L.P., its general partner

By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Steven M. Taslitz

Name:	Steven M. Taslitz

Title:	Senior Managing Director

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its General Partner

By:	/s/ Brian F. Carroll

Name:	Brian F. Carroll

Title:	Director

Annex A

                The following is a list of transactions in shares of the Company’s common stock, which to the best knowledge of Citigroup Private Equity LP, have been effected during the period commencing February 11, 2007 and ending April 12, 2007 (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers) in the ordinary course of business.  Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., and an affiliate of Citigroup Private Equity LP, engaged in open market transactions which are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

					Buy (B) /
Description of Security	Date	Quantity	Low	High	Sell (S)
Common Stock	2/12/2007	443	$59.54	$59.62	B
Common Stock	2/12/2007	261	59.51	59.61	S
Common Stock	2/13/2007	17,083	59.46	59.71	B
Common Stock	2/13/2007	34,057	59.48	59.71	S
Common Stock	2/14/2007	56,688	59.50	59.63	B
Common Stock	2/14/2007	100,638	59.50	59.64	S
Common Stock	2/15/2007	44,101	59.74	59.80	B
Common Stock	2/15/2007	6,479	59.69	59.81	S
Common Stock	2/16/2007	15,750	59.82	59.99	B
Common Stock	2/16/2007	7,725	59.81	59.92	S
Common Stock	2/20/2007	37,085	59.55	59.58	B
Common Stock	2/20/2007	23,470	59.55	59.78	S
Common Stock	2/21/2007	1,488	59.40	59.68	B
Common Stock	2/21/2007	3,635	59.45	59.59	S
Common Stock	2/22/2007	2,924	59.81	60.43	B
Common Stock	2/22/2007	759	59.70	60.43	S
Common Stock	2/23/2007	3,919	60.24	60.30	B
Common Stock	2/23/2007	7,515	60.23	60.30	S
Common Stock	2/26/2007	564	60.36	60.40	B
Common Stock	2/26/2007	5,511	60.13	60.43	S
Common Stock	2/27/2007	20,306	59.60	60.40	B
Common Stock	2/27/2007	3,802	59.59	60.40	S
Common Stock	2/28/2007	92,332	59.65	59.95	B
Common Stock	2/28/2007	74,986	59.56	59.96	S
Common Stock	3/1/2007	8,964	59.28	59.56	B
Common Stock	3/1/2007	28,978	59.28	59.55	S
Common Stock	3/2/2007	4,488	59.41	60.29	B
Common Stock	3/2/2007	3,868	59.41	60.39	S
Common Stock	3/5/2007	34,161	59.73	60.00	B
Common Stock	3/5/2007	30,220	59.75	60.05	S
Common Stock	3/6/2007	2,109	59.95	60.01	B
Common Stock	3/6/2007	3,391	59.87	60.03	S
Common Stock	3/7/2007	322	59.68	59.99	B
Common Stock	3/7/2007	7,408	59.68	60.04	S
Common Stock	3/8/2007	1,998	59.66	59.74	B
Common Stock	3/8/2007	2,159	59.63	59.74	S
Common Stock	3/9/2007	14,338	59.88	59.98	B
Common Stock	3/9/2007	14,635	59.73	60.10	S
Common Stock	3/12/2007	619	59.56	59.65	B
Common Stock	3/12/2007	2,667	59.58	59.58	S
Common Stock	3/13/2007	405	59.54	59.56	B
Common Stock	3/13/2007	1,195	59.51	59.70	S
Common Stock	3/14/2007	1,728	59.25	59.28	B
Common Stock	3/14/2007	NA	NA	NA	S
Common Stock	3/15/2007	6,396	59.11	59.28	B
Common Stock	3/15/2007	28,355	59.02	59.25	S
Common Stock	3/16/2007	1,030	59.08	59.19	B
Common Stock	3/16/2007	5,211	59.00	59.12	S
Common Stock	3/19/2007	431	58.02	59.02	B
Common Stock	3/19/2007	3,139	58.50	59.14	S
Common Stock	3/20/2007	3,241	58.49	58.70	B
Common Stock	3/20/2007	10,772	58.49	58.70	S
Common Stock	03/21/2007	1,404	58.60	58.64	B
Common Stock	03/21/2007	2,053	58.57	58.65	S
Common Stock	03/22/2007	861	58.78	58.95	B
Common Stock	03/22/2007	890	58.79	58.92	S
Common Stock	03/23/2007	591	58.90	58.95	B
Common Stock	03/23/2007	1,525	58.91	58.93	S
Common Stock	03/26/2007	874	58.83	59.01	B
Common Stock	03/26/2007	1,822	58.83	58.92	S
Common Stock	03/27/2007	1,800	58.76	58.79	B
Common Stock	03/27/2007	12,560	58.76	58.79	S
Common Stock	03/28/2007	1,194	58.84	58.84	B
Common Stock	03/28/2007	75	58.79	58.86	S
Common Stock	03/29/2007	1,655	58.87	58.92	B
Common Stock	03/29/2007	290	58.85	58.94	S
Common Stock	03/30/2007	1	58.91	58.91	B
Common Stock	03/30/2007	462	58.84	59.00	S
Common Stock	04/02/2007	3,011	58.97	59.06	B
Common Stock	04/02/2007	1,053	58.96	59.06	S
Common Stock	04/03/2007	1,207	58.91	59.04	B
Common Stock	04/03/2007	3,516	58.97	59.00	S
Common Stock	04/04/2007	72,638	58.95	59.08	B
Common Stock	04/04/2007	1,546	59.00	59.08	S
Common Stock	04/05/2007	1,591	59.00	59.08	B
Common Stock	04/09/2007	8,769	59.01	59.11	S
Common Stock	04/10/2007	65	59.01	59.01	B
Common Stock	04/10/2007	7,880	59.00	59.02	S
Common Stock	04/11/2007	5,617	58.97	59.08	B
Common Stock	04/11/2007	17,415	58.96	59.08	S
Common Stock	04/12/2007	1,041	59.06	59.08	B
Common Stock	04/12/2007	16,672	59.01	59.08	S

Exhibit Index

(a)(1)

Letter to Employees of Laureate Education, Inc., dated January 28, 2007, incorporated herein by reference to the Schedule 14A filed by Laureate Education, Inc. with the Securities and Exchange Commission on January 29, 2007

(a)(2)

Letter to Stockholders of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Laureate Inc. with the Securities and Exchange Commission on March 16, 2007 (as amended, the “Proxy Statement”)

(a)(3)	Notice of Special Meeting of Stockholders of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(a)(4)	Proxy Statement of Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Debt Commitment Letter, dated as of January 28, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc.*

(c)(1)	Fairness Opinion of Morgan Stanley & Co. Incorporated, dated January 28, 2007, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of January 28, 2007, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(c)(4)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007*

(d)(1)

Agreement and Plan of Merger, dated January 28, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, an Alberta limited partnership and L Curve Sub Inc., incorporated herein by reference to the Proxy Statement

(d)(2)	Rollover Letter, dated January 28, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership*

(d)(3)	Interim Investors Agreement, dated January 28, 2007, by and among Douglas L. Becker, Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto*

(d)(4)

Voting Agreement, dated January 28, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11, and, solely for purposes of Section 5.2 thereof, Laureate Education, Inc., incorporated herein by reference to the Proxy Statement

(d)(5)	Rollover Letter, dated January 28, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership*

(d)(6)	Rollover Letter, dated January 28, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership*

(d)(7)	Rollover Letter, dated January 28, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership*

(d)(8)	Rollover Letter, dated January 28, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership*

(d)(9)	Commitment letter dated March 13, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership*

(e)	None

(f)	None

(g)	None

*              Previously filed on March 16, 2007